

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 21, 2006

<u>via U.S. Mail</u>
Michael F. Curran
Chairman of the Board and Chief Executive Officer
Willbros Group, Inc.
Plaza 2001 Building
50th Street, 8th Floor
P.O. Box 0816-01098
Panama, Republic of Panama

      Re: Willbros Group, Inc.
                Amendment No. 1 to Form S-1
                Filed December 13, 2006
                File No. 333-135540
                Registration Statement on Form S-1
                Filed December 20, 2006
                File No. 333-139499

Dear Mr. Curran:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1; File No. 333-135540

Risk Factors, page 9

If the tentative settlement of a class action lawsuit against us…., page 9

1.   We note that you state that, without qualification, that "[t]he settlement will be funded by our insurance carrier." Tell us supplementally why you believe that you can make that statement without qualification as to the amount of the settlement.

Selling Stockholders, page 25

2.   You provide the beneficial owner(s) – i.e.person(s) having voting or investment power - for all of your non-persons except for Capital Ventures International, Inc. for whom you indicate that Heights Capital Management, Inc. is the "authorized agent." Indicate the beneficial owner for those shares.

Form S-1; File No. 333-139499

3.   Comply with the above comments in this registration statement as well.

Closing Comments

        As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact the undersigned (202) 551-3745 or, in my absence, Anne Nguyen Parker, Legal Branch Chief, at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

via facsimile
Mark Berman, Esq.
(916) 586-8548

Mr. Curran
Willbros Group, Inc.
December 21, 2006
page 4